June 10, 2025

Joshua Ballard
Chief Executive Officer
USA Rare Earth, Inc.
100 W Airport Road
Stillwater, OK 74075

       Re: USA Rare Earth, Inc.
           Registration Statement of Form S-1
           Filed May 20, 2025
           File No. 333-287411
Dear Joshua Ballard:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Risk Factors
Risks Related to this Offering by the Selling Stockholder, page 30

1. We note your Risk Factor "Sales of a substantial number of our securities in the public market by the Selling Stockholder..." and request you expand your disclosure to reflect the number of shares being registered for sale/resale in the Registration
       Statement on Form S-1 (File No. 333-287410), filed on May 20, 2025, as well as any related risks from the concurrent offerings.
General

2. Please note we cannot take this filing effective until the Required Approval for issuance of more than 20% of the shares of common stock outstanding is obtained.
 June 10, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Joel Rubinstein